02038237

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
JUN 11 2002
1086

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0000802106
(Registrant CIK Number)

Form 8-K for June 11, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-37616
~~333-78054~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JUN 14 2002
THOMSON FINANCIAL

Exhibit Index at page 3.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 11, 2002.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By: ______________________
Name: Steve Warjanka
Title: Vice President

Exhibit Index

NY1 5211084v1

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
CSFB Mortgage-Backed Pass-Through Certificates, Series 2002-10

CSFB 2002-10 1-A-1

Balance	$81,904,208.00	Delay	0	Index	1MO | 1.86
Coupon	2.11	Dated	4/30/2002	ult / Margin	1 / 0.25
Settle	4/30/2002	st Payment	5/25/2002	Cap / Floor	999 / 0

Price	*10 CPR*	*20 CPR*	*30 CPR*	*40 CPR*	*50 CPR*	*60 CPR*
99-22	2.29	2.45	2.63	2.82	3.04	3.30
99-22	41.8	57.7	75.1	94.4	116.3	141.70
99-24	2.25	2.38	2.52	2.68	2.86	3.06
99-24	38.4	51.1	65.0	80.5	98.0	118.30
99-26	2.22	2.32	2.42	2.54	2.67	2.83
99-26	35.1	44.6	55.0	66.6	79.7	95.00
99-28	2.19	2.25	2.32	2.40	2.49	2.59
99-28	31.7	38.0	45.0	52.7	61.5	71.6
99-30	2.15	2.19	2.22	2.26	2.30	2.35
99-30	28.4	31.5	35.0	38.9	43.2	48.3
100-00	2.12	2.12	2.12	2.12	2.12	2.12
100-00	25.0	25.0	25.0	25.0	25.0	25.0
100-02	2.09	2.05	2.02	1.98	1.94	1.88
100-02	21.6	18.5	15.0	11.2	6.8	1.7
100-04	2.05	1.99	1.92	1.84	1.75	1.65
100-04	18.3	12.0	5.0	-2.7	-11.4	-21.5
WAL	1.89	0.96	0.62	0.45	0.34	0.27
Mod Durn	1.8	1.0	0.6	0.4	0.3	0.3
Principal Window	May02 - May06	02 - May04	02 - Aug03	y02 - Apr03	y02 - Jan03	02 - Nov02
LIBOR_1MO	1.86	1.86	1.86	1.86	1.86	1.86

Yield
Disc Margin
Yield
Disc Margin
Yield
Disc Margin
Yield
Disc Margin
Yield
Disc Margin
Yield
Disc Margin
Yield
Disc Margin
Yield
Disc Margin

d and furnished to you solely by CREDIT SUISSE FIRST
n of the underlying assests has not been independently
n. All information contained herein is preliminary, limited
ill actually perform as described in any scenario. The above
e by you based solely upon the information contained in
n offer to by nor shall there be any sale of securities in any
ies laws of such jurisdiction. The securities my not be sold

CSFB 2002-10 1-A-2

Balance	$59,529,153.00	Delay	24
Coupon	5.82	Dated	4/1/2002
Settle	4/30/2002	First Payment	5/25/2002

Price	*6 CPR*	*10 CPR*	*20 CPR*	*22 CPR*	*30 CPR*
	Yield	Yield	Yield	Yield	Yield
99-12	5.92	5.94	5.97	5.98	6.02
99-16	5.91	5.91	5.93	5.93	5.95
99-20	5.89	5.89	5.89	5.89	5.88
99-24	5.87	5.86	5.84	5.84	5.82
99-28	5.85	5.84	5.8	5.79	5.75
100-00	5.84	5.82	5.76	5.74	5.69
100-04	5.82	5.79	5.71	5.7	5.62
100-08	5.8	5.77	5.67	5.65	5.55
100-12	5.78	5.74	5.63	5.6	5.49
100-16	5.77	5.72	5.58	5.55	5.42
100-20	5.75	5.7	5.54	5.51	5.36
WAL	9.64	6.38	3.26	2.95	2.06
Mod Durn	7.12	5.15	2.88	2.63	1.89
Principal Window	Aug08 - Nov15	May06 - Jul11	May04 - Feb07	Mar04 - Aug06	Aug03 - Apr05
LIBOR_1MO	1.86	1.86	1.86	1.86	1.86

40 CPR	*50 CPR*
Yield	Yield
6.06	6.12
5.97	6
5.88	5.88
5.79	5.76
5.7	5.64
5.61	5.52
5.52	5.39
5.43	5.27
5.33	5.15
5.24	5.03
5.15	4.91
1.47	1.09
1.37	1.03
Apr03 - May04	Jan03 - Nov03
1.86	1.86

nd furnished to you solely by CREDIT SUISSE FIRST
f the underlying assests has not been independently
All information contained herein is preliminary, limited
ctually perform as described in any scenario. The above
y you based solely upon the information contained in
ffer to by nor shall there be any sale of securities in any
laws of such jurisdiction. The securities my not be sold

CSFB 2002-10 1A3

Balance	$27,664,123.00	Delay	24
Coupon	6.53	Dated	4/1/2002
Settle	4/30/2002	First Payment	5/25/2002

Price	*0 PPC*	*50 PPC*	*75 PPC*	*115 PPC*	*125 PPC*
	Yield	Yield	Yield	Yield	Yield
99-12	6.635	6.644	6.651	6.664	6.667
99-16	6.625	6.628	6.630	6.634	6.636
99-20	6.615	6.612	6.609	6.605	6.604
99-24	6.604	6.596	6.589	6.576	6.573
99-28	6.594	6.580	6.568	6.548	6.542
100-00	6.584	6.564	6.547	6.519	6.511
100-04	6.574	6.548	6.527	6.490	6.480
100-08	6.563	6.532	6.506	6.461	6.449
100-12	6.553	6.516	6.486	6.432	6.418
100-16	6.543	6.500	6.465	6.404	6.387
100-20	6.533	6.484	6.445	6.375	6.356
WAL	25.99	11.34	7.98	5.25	4.82
Mod Durn	12.18	7.76	6.02	4.31	4.01
Principal Window	Jan27 - Jun29	Sep11 - Nov15	Nov08 - Dec11	Aug06 - Sep08	Apr06 - Feb08

150 PPC	*175 PPC*	*200 PPC*
Yield	Yield	Yield
6.675	6.685	6.697
6.638	6.642	6.646
6.602	6.599	6.595
6.565	6.555	6.544
6.528	6.512	6.494
6.491	6.469	6.443
6.455	6.426	6.393
6.418	6.383	6.342
6.382	6.340	6.292
6.345	6.297	6.242
6.309	6.254	6.192
3.97	3.308	2.774
3.39	2.89	2.46
Jul05 - Feb07	Dec04 - May06	Aug04 - Oct05

CSFB 2002-10 1A4

Balance	$11,245,262.00	Delay	24
Coupon	6.84	Dated	4/1/2002
Settle	4/30/2002	First Payment	5/25/2002

Price	*0 PPC*	*50 PPC*	*75 PPC*	*115 PPC*	*125 PPC*
	Yield	Yield	Yield	Yield	Yield
99-12	6.952	6.957	6.961	6.970	6.972
99-16	6.942	6.943	6.944	6.946	6.947
99-20	6.931	6.929	6.927	6.923	6.922
99-24	6.921	6.915	6.910	6.900	6.897
99-28	6.911	6.901	6.893	6.877	6.873
100-00	6.900	6.888	6.876	6.854	6.848
100-04	6.890	6.874	6.859	6.831	6.823
100-08	6.880	6.860	6.842	6.808	6.799
100-12	6.870	6.846	6.825	6.785	6.774
100-16	6.859	6.832	6.808	6.762	6.749
100-20	6.849	6.819	6.791	6.739	6.725
WAL	27.62	14.64	10.59	7.00	6.42
Mod Durn	12.07	8.98	7.31	5.39	5.04
Principal Window	Jun29 - May30	Nov15 - Mar18	Dec11 - Dec13	Sep08 - Jan10	Feb08 - May09

150 PPC	175 PPC	200 PPC
Yield	Yield	Yield
6.978	6.984	6.990
6.948	6.950	6.952
6.919	6.916	6.913
6.890	6.883	6.875
6.861	6.849	6.837
6.832	6.816	6.798
6.803	6.783	6.760
6.775	6.749	6.722
6.746	6.716	6.684
6.717	6.683	6.646
6.688	6.649	6.608
5.28	4.45	3.81
4.30	3.72	3.26
Feb07 - Feb08	May06 - Mar07	Oct05 - Jul06